September 20, 1999


Mr. Wesley R. Edens,
Chairman of the Board
 and Chief Executive Officer
Impac Commercial Holdings, Inc.
In Care of FIC Management, Inc.
1301 Avenue of the Americas
New York, New York 10019

Dear Mr. Edens:

We received your letter dated September 10, 1999 requesting additional information about Apex Mortgage Capital, Inc. ("AXM") and about our proposal. Enclosed for your information please find a copy of our responsive letter dated September 17, 1999 addressed to a Special Committee of your Board of Directors that we understood had been formed to consider our proposed merger transaction. Our letter and its enclosures will inform you in some detail about AXM and about the superior value we have to offer to Impac Commercial Holdings, Inc. ("ICH") shareholders.

If a Special Committee in fact has not been formed, we urge you to do so immediately. Frankly, in light of the obvious conflicts of interest implicated by the proposed merger with Amresco Capital Trust (including the advisory fees that would be payable to Fortress Investment Group), we would have thought that you too would have favored the establishment of such an independent committee. We believe that ICH should be pursuing the best transaction for all of its shareholders, and we are confident that our proposed transaction offers demonstrably superior near-term and long-term value.

We continue to be excited by the prospect of moving forward with you on our proposed transaction.

                              Very truly yours,

                              Apex Mortgage Capital, Inc.

                              By: /s/ Daniel K. Osborne
                                  ----------------------------
                              Name: Daniel K. Osborne
                              Title:   Executive Vice President
                                       and Chief Operating Officer

Enclosures

                     Enclosure

September 17, 1999



Special Committee of the Board of Directors
Impac Commercial Holdings, Inc.
1401 Dove Street
Newport Beach, California  92660

Attn:  Mr. Joseph R. Tomkinson

Gentlemen:

We understand that a Special Committee of the Board of Directors of Impac Commercial Holdings, Inc. ("ICH") has been established to bring an independent perspective to ICH's consideration of our proposed merger transaction. We welcome this positive step for ICH's shareholders and we hope that the Committee will retain its own independent legal and financial advisors to better serve those shareholders.

We also have received Mr. Edens' letter dated September 10, 1999 (a copy of which is attached) requesting additional information about Apex Mortgage Capital, Inc. ("AXM") and about our proposal. We are pleased to provide you with the enclosed materials that will inform you in some detail about AXM and about the superior value we have to offer to ICH's shareholders.

These materials are responsive to the specific questions posed in Mr. Edens' letter as follows:

Question #1

Exhibit One describes our overall business plan for AXM.

Question #2

Exhibit Two describes our operating strategy and policies. We anticipate operating AXM in a similar manner upon an acquisition of ICH. The policies also describe our use of derivatives for the benefit of shareholders.

Question #3

Exhibit Three summarizes the balance sheets of AXM since its initial public offering. This information will enable you to assess our periodic leverage levels. This information should be read in conjunction with the notes to such balances sheets in the applicable Form 10-K or 10-Q. Copies of all of our 10-Ks and 10-Qs are enclosed for your convenience.

Question #4

Exhibit Three also summarizes the amount of borrowings since AXM's initial public offering. Further information regarding terms can be found in the notes to financial statements and the management's discussion and analysis sections of the applicable Form 10-K and 10-Q.

Question #5

Exhibit Four shows the total return to AXM shareholders since the AXM initial public offering, since the Amresco Capital Trust ("AMCT") initial public offering and over the last twelve months in comparison to the comparable total return as applicable of AMCT, the Stifel Nicolaus Mortgage REIT universe and the companies in the NAREIT Mortgage REIT sector. This information clearly demonstrates our strong performance relative to our peers.

Question #6

We plan to maintain our current board of directors after the acquisition of ICH. However, we are interested in learning more about the current ICH directors and may be willing to appoint additional directors to the AXM board if we find it beneficial to the shareholders.

Question #7

We anticipate that after ICH is acquired, AXM would continue to be managed by TCW Investment Management Company pursuant to the existing management agreement.

We have reviewed the AMCT acquisition agreement and the existing management agreement between ICH and Fortress and accordingly, are aware of the breakup fee, expense reimbursement and termination fee provisions of those agreements. We have already taken those provisions into account when formulating our initial offer for ICH. We are confident that they will not interfere with our ability to enter into and consummate a combination transaction with ICH.

We believe that the information contained in these materials indicates the relative financial strength of our offer today.
Our reported record since our initial public offering of stable or rising dividends in every quarter, continuous profitability and strong equity valuations in relation to our peers points to a promising future for AXM shareholders.

We remind you that Sections 6.7 and 6.8 of the AMCT acquisition agreement permit you to negotiate with and make information available to us in connection with our "Superior Proposal." We want to sit down with you as soon as possible to begin negotiating definitive agreements and sharing information. We remain willing to enter into a customary confidentiality agreement in a mutually acceptable form. In that connection, we have taken the liberty of enclosing an executed confidentiality agreement in customary form, and we therefore look forward to the opportunity to commence our negotiations and diligence as soon as possible.

We wish to re-emphasize our conviction that the transaction that we have proposed offers demonstrably superior immediate value, as well as greater long-term value, to ICH's shareholders as compared to the AMCT offer. Furthermore, it is possible that the results of our due diligence review may afford us the opportunity to increase our offer (if an increase is justified by the information made available to us). We urge you to help us realize for your shareholders the superior value we are offering.

We continue to be excited by the prospect of moving forward with you on our proposed transaction. Please contact one of us as soon as possible so that we may begin the process in earnest.

                              Very truly yours,

                              Apex Mortgage Capital, Inc.

                              By: /s/ Philip A. Barach
                                  -----------------------------
                              Name: Philip A. Barach
                              Title:   President and Chief
                                       Executive Officer

                              By: /s/ Daniel K. Osborne
                                  -----------------------------
                              Name: Daniel K. Osborne
                              Title:   Executive Vice President
                                       and Chief Operating Officer

Enclosures

                              Exhibit 1

Business Overview

Apex Mortgage Capital, Inc. (the "Company" or "AXM") is a financial company that invests primarily in high credit quality mortgage related assets. The Company is structured as a real estate investment trust ("REIT") and as such is generally not subject to corporate income tax. Its principal business objective is to generate net income by earning a spread between the interest income on its mortgage related assets and the interest expense on its borrowings.

Our mission is to create shareholder value through focused capital management. By focusing solely on capital management, we can recreate much of the functionality of more traditional financial institutions, such as savings and loans, without the high fixed cost structure, regulatory burden or double taxation.

Management

AXM is a relatively young company by many standards as 1998 was our first full year of operations. However, management has been together for many years prior to the Company's formation. AXM is managed by a subsidiary of The TCW Group, Inc. ("TCW"). TCW is one of the largest employee owned investment management firms in the United States, with over $50 billion under management including over $19 billion of mortgage assets. The Company's direct investment management team is comprised of seasoned professionals each with over twelve years experience raising and managing mortgage capital. AXM has elected to be externally managed in this way to take advantage of the existing operational systems, expertise and economies of scale associated with TCW's current business operations.

Specialized Strategy

The business of providing mortgage loans to homeowners can be broken down into three main functions, which are origination, servicing and capital management.
Historically, all three functions were performed by traditional financial institutions such as savings and loans and banks. The management teams operating these institutions were required to have generalist skill sets to address the entire mortgage business as well as gathering customer deposits to fund their loans.

In contrast, AXM is a specialist devoting all of its time and concentrated expertise to one mortgage function, capital management. This function, which generally consists of holding and funding mortgage related assets, is well suited for the Company. Structured as a REIT, AXM enjoys many advantages as a specialized holder of mortgage related assets. Investments are acquired in the secondary mortgage market without the high fixed cost associated with origination and servicing. The portfolio is funded through the capital markets as opposed to inefficient customer deposits. Income taxes and regulatory burdens are virtually eliminated.

As specialists, AXM believes it has a clear advantage over generalist managers whose experience is based in traditional financial institutions and mortgage banking. Structural and management specialization are the key elements in our mission to create shareholder value.

                            Exhibit 2

Operating Strategy

To achieve its business objective and generate dividend yields that provide a competitive rate of return for its stockholders, the Company's strategy is to:

  * purchase primarily single-family adjustable and fixed rate Mortgage Related Assets;

  * manage the credit risk of its Mortgage Related Assets through, among other activities (i) carefully selecting Mortgage Related Assets to be acquired, (ii) complying with the Company's investment policy, (iii) actively monitoring the ongoing credit quality and servicing of its Mortgage Related Assets, and (iv) maintaining appropriate capital levels and allowances for possible credit losses;

  * finance purchases of Mortgage Related Assets with the net proceeds of equity offerings and, to the extent permitted by the Company's leverage policy, to utilize leverage to increase potential returns to stockholders through borrowings (primarily reverse repurchase agreements) with interest rates that will also reflect changes in short-term market interest rates;

  * seek to structure its borrowings in accordance with its interest rate risk management policy;

  * utilize interest rate caps, swaps and similar financial instruments to mitigate interest rate risks; and

  * seek to minimize prepayment risk primarily by structuring a diversified portfolio with a variety of prepayment characteristics.


Operating Policies

  The Company has established the following four primary operating policies to implement its business strategy of acquiring assets consisting primarily of United States agency and other high rated single-family real estate mortgage securities and mortgage loans in order to generate dividend yields that provide a competitive rate of return for its stockholders. Certain capitalized and other terms used herein shall have the meanings assigned to them in the glossary found in the Company's December 31, 1998 Form 10-K.


*    Investment Policy
*    Leverage Policy
*    Interest Rate Risk Management Policy
*    REIT Compliance Policy


  Compliance with the policy guidelines is determined at the time of purchase of the Mortgage Related Assets (based on the most recent valuation used by the Company) and is not affected by events subsequent to such purchase. Such events include, without limitation, changes in characterization, value or rating of any specific Mortgage Related Assets or economic conditions or other events generally affecting any Mortgage Related Assets of the type held by the Company.

Investment Policy

  The Company intends to acquire investments that it believes will maximize returns on capital invested, after considering (i) the amount and nature of the anticipated returns from the investment, (ii) the Company's ability to pledge the investment to secure collateralized borrowings, and (iii) the costs associated with financing, hedging, managing, securitizing and reserving for such investments.

  The Company generally expects to primarily invest in Mortgage Related Assets that may include Short-Term
Investments, Mortgage-Backed Securities, High Credit Quality
Mortgage Loans, Mortgage Derivative Securities and Other
Investments.

  The Company's investment policy is intended to provide guidelines for the acquisition of its investments.
Specifically, the investment policy states that the Company intends to acquire a portfolio of investments that can be segregated into specific categories. Each category and its respective investment limitations are as follows:

50% Category

  At least 50% of the Company's total assets are expected to consist of (i) Short-Term Investments, (ii) Mortgage-Backed Securities that are either issued or guaranteed by an agency of the U.S. government, (iii) Mortgage-Backed Securities that are rated AAA by at least one nationally recognized rating agency or (iv) High Credit Quality Mortgage Loans that are funded with Committed Secured Borrowings.

75% Category

  At least 75% of the Company's total assets are expected to consist of investments that qualify for the 50% Category or other Mortgage-Backed Securities that have received an investment grade rating by at least one nationally recognized rating agency.

90% Category

  At least 90% of the Company's total assets are expected to consist of investments that qualify for the 75% Category or High Credit Quality Mortgage Loans that are not funded by Committed Secured Borrowings.

10% Category

  Not more than 10% of the Company's total assets are expected to consist of (i) Mortgage-Backed Securities rated below investment grade, (ii) Mortgage Derivative Securities or (iii) Other Investments.

Leverage Policy

  The Company generally anticipates utilizing leverage to increase returns to its shareholders. The Company's goal is to strike a balance between the under-utilization of leverage, which reduces potential returns to stockholders, and the over-utilization of leverage, which could reduce the Company's ability to meet its obligations during periods of adverse market conditions. The Company has established a leverage policy to control the type and amount of leverage used to fund the acquisition of its Mortgage Related Assets. The Company's leverage policy is intended to provide guidelines for utilizing secured borrowings in the form of Uncommitted Secured Borrowings and Committed Secured Borrowings.

Uncommitted Secured Borrowings

  The Company expects a substantial portion of its borrowings may consist of Uncommitted Secured Borrowings including reverse repurchase agreements, lines of credit, Dollar-Roll Agreements, and other financing transactions. Such funding sources generally do not commit the lender to continue to provide financing to the Company. The Company intends to limit the amount of Uncommitted Secured Borrowings to 92% of its total assets, less any assets that are funded with Committed Secured Borrowings, plus the market value of any related hedging transactions. If the amount of such borrowings exceeds 92%, the Manager will be required to submit to the Company's Board of Directors a plan designed to bring the total amount of Uncommitted Secured Borrowings below the 92% limitation. It is anticipated that in many circumstances this goal will be achieved over time without active management through the natural process of mortgage principal repayments and increases in the market value of the Company's total assets. The Company anticipates that it will only enter into repurchase agreements and other financing transactions with counter-parties rated investment grade by a Rating Agency.

Committed Secured Borrowings

  The Company's borrowings may consist of Committed Secured
Borrowings, including the issuance of CMOs, structured commercial paper programs, secured term notes and other financing transactions. Such funding sources generally commit the lender to provide financing to the Company for a specified period of time or to provide financing to the Company to fund specific assets until they mature. The
Company intends to limit the amount of Committed Secured
Borrowings to 97% of the assets funded with such borrowings at the time any corresponding transaction is entered into.

Interest Rate Risk Management Policy

  The Company has established an interest rate risk management policy that is intended to mitigate the negative impact of changing interest rates. The Company generally intends to mitigate interest rate risk by targeting the difference between the market weighted average duration on its Mortgage Related Assets funded with secured borrowings to the market weighted average duration of such borrowings to one year or less, taking into account all hedging transactions. The Company generally does not intend to have any specific duration target for the portion of its Mortgage Related Assets that are not funded by secured borrowings.

  There can be no assurance that the Company will be able to limit such duration differences and there may be periods of time when the duration difference will be greater than one year.

  The Company may implement its interest rate risk management policy by utilizing various hedging transactions, including interest rate swaps, interest rate swaptions, interest rate caps, interest rate floors, financial futures contracts, options on financial futures contracts, and other structured transactions. The Company does not intend to enter into such transactions for speculative purposes.

REIT Compliance Policy

  The Company intends to operate its business in compliance with the REIT Provisions of the Code. Accordingly, all of the provisions outlined in the Company's investment, leverage and interest rate risk management policies are subordinate to the REIT Provisions of the Code if any conflicts arise.

  To qualify for tax treatment as a REIT, the Company must meet certain tests as fully described in sections 856 and 857 of the Code. A summary of the requirements for qualification as a REIT is described immediately below.

  Stock Ownership Tests. The capital stock of the Company must be held by at least 100 persons and no more than 50% of the value of such capital stock may be owned, directly or indirectly, by five or fewer individuals at all times during the last half of the taxable year. Tax-Exempt Entities, other than private foundations and certain unemployment compensation trusts, are generally not treated as individuals for these purposes. The stock ownership requirements must be satisfied in the Company's second taxable year and in each subsequent taxable year.

  Asset Tests. The Company must generally meet the following asset tests at the close of each quarter of each taxable year. At least 75% of the value of the Company's total assets must consist of Qualified REIT Real Estate Assets, U.S. Government securities, cash and cash items (the "75% Asset Test"). The value of securities held by the Company but not taken into account for purposes of the 75% Asset Test must not exceed (i) 5% of the value of the Company's total assets in the case of securities of any one non-government issuer, or (ii) 10% of the outstanding voting securities of any such issuer.

  Income Tests. The Company must generally meet certain gross income tests for each taxable year. At least 75% of the Company's gross income must be derived from certain specified real estate sources, including interest income and gain from the disposition of Qualified REIT Real Estate Assets or Qualified Temporary Investment Income (the "75% Gross Income Test"). At least 95% of the Company's gross income for each taxable year must be derived from sources of income qualifying for the 75% Gross Income Test, dividends, interest unrelated to real estate, and gains from the sale of stock or other securities (including certain interest rate swap and cap agreements entered into to hedge variable rate debt incurred to acquire Qualified REIT Real Estate Assets) not held for sale in the ordinary course of business (the "95% Gross Income Test").

  Dividend Distribution Requirements. The Company must generally distribute to its stockholders an amount equal to at least 95% of the Company's taxable income before deductions of dividends paid and excluding net capital gains. The Company has until January 31 following the end of the fiscal year to pay the dividends out to shareholders and is permitted to offer a special dividend in order to meet the 95% requirement.

Other Policies

  The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act. The Company does not currently intend to (i) originate Mortgage Loans or (ii) offer securities in exchange for real property. The Company will not purchase any Mortgage Related Assets from its Affiliates other than mortgage securities that may be purchased from a taxable subsidiary of the Company that may be formed in connection with the securitization of Mortgage Loans.

                                                        Exhibit 3
                                              Apex Mortgage Capital, Inc.
                                                      Balance Sheets
                                                 Apex IPO
                                                December 3      December 31      March 31         June 30
                                                   1997            1997            1998            1998
Assets                                         (Unaudited)       (Audited)      (Unaudited)     (Unaudited)
 Cash and cash equivalents                    $  92,918,000   $   3,085,000   $   5,157,000    $ 38,867,000
 Fixed income securities
   available-for-sale, at fair
   value                                                -       265,880,000     762,953,000     864,432,000
 Equity securities available
  for-sale, at fair value                               -               -               -               -
 Accrued interest receivable                            -         1,316,000       4,129,000       5,349,000
 Hedging Assets                                         -           174,000         242,000         113,000
 Principal payments receivable                          -               -         5,609,000         957,000

 Receivable for unsettled securities                    -               -               -        56,593,000

 Other assets                                           -           852,000         804,000         752,000

                                              -------------   -------------   - -----------   -------------
                                              $  92,918,000   $ 271,307,000   $ 778,894,000   $ 967,063,000
                                              =============   =============   =============   =============

Liabilities and Stockholders' Equity

 Liabilities

  Reverse repurchase agreements                        -       $ 87,818,000   $ 597,282,000   $ 753,752,000
  Payable for unsettled securities                     -         88,638,000      87,094,000     120,860,000
  Accrued interest payable                             -            110,000       1,378,000       3,898,000
  Dividend payable                                     -            268,000       1,626,000       1,560,000
  Accrued expenses and other liabilities               -          1,476,000         539,000       1,133,000
                                              -------------   -------------   -------------   -------------
                                                       -        178,310,000     687,919,000     881,203,000
                                              =============   =============   =============   =============

 Commitments and contingencies

 Stockholders' Equity

  Preferred Stock, par value $0.01 per share;
    50,000,000 shares authorized; no shares
    outstanding                                         -               -              -               -
  Common Stock, par value $0.01 per share;
    100,000,000 shares authorized;
    6,700,100 shares outstanding                     67,000          67,000         67,000          67,000
  Additional paid-in-capital                     92,851,000      92,860,000     92,888,000      92,916,000
  Accumulated other comprehensive income                -           188,000      1,735,000       1,444,000
  Accumulated dividend distributions in excess
    of net income                                       -          (118,000)    (1,180,000)     (2,131,000)
  Treasury stock, at cost                               -        (2,535,000)    (6,436,000)
                                              -------------   -------------  -------------   -------------
                                                 92,918,000      92,997,000     90,975,000      85,860,000
                                              -------------   -------------  -------------   -------------

                                              -------------   -------------  -------------   -------------
                                              $  92,918,000   $ 271,307,000   $778,894,000   $ 967,063,000
                                              =============   =============  =============   =============

Note: The notes to the balance sheet are an integral part of the information shown. The notes should be read in connection with any financial review. Please see the applicable Form 10-K or 10-Q for the notes to the financial statements.

                                            Exhibit #3 Continued On Next Page

                                                         Exhibit #3
                                                 Apex Mortgage Capital, Inc.
                                                        Balance Sheets
                                              September 30     December 31       March 31         June 30
                                                  1998            1998             1999             1999
Assets                                         (Unaudited)      (Audited)       (Unaudited)     (Unaudited)
 Cash and cash equivalents                    $   5,570,000   $  12,679,000   $   3,426,000  $  11,029,000
 Fixed income securities
   available-for-sale, at fair
   value                                        889,908,000     825,995,000     821,117,000    773,005,000
 Equity securities available
   for-sale, at fair value                        9,706,000      20,139,000      24,112,000     21,491,000
 Accrued interest receivable                      5,226,000       5,151,000       5,890,000      5,735,000
 Hedging Assets                                         -               -               -              -
 Principal payments receivable                      158,000         937,000       1,463,000      3,364,000
 Receivable for unsettled securities                    -               -             8,000        547,000

 Other assets                                       652,000         577,000         459,000        798,000
                                              -------------   -------------   -------------  -------------
                                              $ 911,220,000   $ 865,478,000   $ 856,475,000  $ 815,969,000
                                              =============   =============   =============  =============
Liabilities and Stockholders' Equity

 Liabilities

  Reverse repurchase agreements               $ 811,680,000   $ 767,908,000  $ 765,018,000   $ 736,668,000
  Payable for unsettled securities                  140,000         838,000        187,000             -
  Accrued interest payable                        3,124,000       6,173,000      2,160,000       2,683,000
  Dividend payable                                1,601,000       1,777,000      2,284,000       2,487,000
  Accrued expenses and other liabilities            465,000         752,000        871,000         774,000
                                              -------------   -------------  -------------   -------------
                                                817,010,000     777,448,000    770,520,000     742,612,000
                                              =============   =============  =============   =============
 Commitments and contingencies

 Stockholders' Equity

  Preferred Stock, par value $0.01 per share;
    50,000,000 shares authorized; no shares
    outstanding                                         -               -               -               -
  Common Stock, par value $0.01 per share;
    100,000,000 shares authorized;
    6,700,100 shares outstanding                     67,000          67,000          67,000          67,000
  Additional paid-in-capital                     92,944,000      92,978,000      93,052,000      93,123,000
  Accumulated other comprehensive income         12,047,000       6,689,000       3,828,000      (9,208,000)
  Accumulated dividend distributions in excess
    of net income                                (1,740,000)     (1,135,000)       (423,000)        (56,000)
  Treasury stock, at cost                        (9,108,000)    (10,569,000)    (10,569,000)    (10,569,000)
                                              -------------   -------------   -------------   -------------
                                                 94,210,000      88,030,000      85,955,000      73,357,000
                                              -------------   -------------   -------------   -------------
                                              $ 911,220,000   $ 865,478,000   $ 856,475,000   $ 815,969,000
                                              =============   =============   =============   =============

Note: The notes to the balance sheet are an integral part of the information shown. The notes should be read in connection with any financial review. Please see the applicable Form 10-K or 10-Q for the notes to the financial statements.

                                     Exhibit 4

Total Return:  Apex IPO Date (12/4/97) to Present

                 [Graph]

Apex:                   1.15%
Stifel REIT Universe: (51.24%)
28 Companies in
  NAREIT Mortgage
  REIT Sector         (35.27%)

Total Return: Amresco IPO Date (5/7/98) to Present

                 [Graph]

Apex:                    23.67%
Amresco:                (27.72%)
Stifel REIT Universe:   (52.16%)
28 Companies in
  NAREIT Mortgage
  REIT Sector           (36.46%)

Total Return: Latest Twelve Months

                [Graph]

Apex:                    58.51%
Amresco:                  9.90%
Stifel REIT Universe:   (24.21%)
28 Companies in
  NAREIT Mortgage
  REIT Sector           (17.51%)

Total Return
                                        Stifel   28 Companies in
                      Apex    Amresco    REIT    NAREIT Mortgage
                                       Universe    REIT Sector
Apex
IPO Date - Present    1.15%    N/A     (51.24%)      (35.27%)
(12/4/97 - 9/15/99)

Amresco
IPO Date - Present   23.67% (27.72%)   (52.16%)      (36.46%)
(5/7/98 - 9/15/99)

Latest Twelve Month  58.51%   9.90%    (24.21%)      (17.51%)
(9/15/98 - 9/15/99)
__________
Total return amounts reflect return over the entire period, and have not been adjusted to reflect annual return.

               Footnotes to Total Return Data

* The total return data includes dividends reinvested by the ex-date, and all indices used are market-weighted.

* The component companies of the Stifel, Nicolaus Mortgage
  REIT Universe are as follows:

     American Residential Investment Trust Inc.      INV
     Amresco Capital Trust                           AMCT
     Annaly Mortgage Management, Inc.                NLY
     Anthracite Mortgage Capital Inc.                AHR
     Anworth Mortgage Asset Corp.                    ANH
     Apex Mortgage Capital Inc.                      AXM
     Capstead Mortgage Corp.                         CMO
     Chastain Capital Corp.                          CHAS
     Clarion Commercial Holdings Inc.                CLR
     CRIIMI MAE Inc.                                 CMM
     Dynex Capital Inc.                              DX
     Hanover Capital Mortgage Holdings Inc.          HCM
     Impac Commercial Holdings Inc.                  ICH
     Impac Mortgage Holdings Inc.                    IMH
     Imperial Credit Commercial Mortgage Inv. Corp.  ICMI
     IndyMac Mortgage Holdings, Inc.                 NDE
     LASER Mortgage Management Inc.                  LMM
     Novastar Financial Inc.                         NFI
     Ocwen Asset Investment Corp.                    OAC
     Redwood Trust, Inc.                             RWT
     Resource Asset Investment Trust                 RAS
     Thornburg Mortgage Asset Corp.                  TMA
     Wilshire REIT, Inc.                             WREI

* The component companies of the NAREIT Mortgage REIT Index are as follows:

     America First Mortgage Investments, Inc.        MFA
     American Mortgage Acceptance Co.                AMC
     American Residential Investment Trust Inc.      INV
     Amresco Capital Trust                           AMCT
     Annaly Mortgage Management, Inc.                NLY
     Anthracite Mortgage Capital Inc.                AHR
     Anworth Mortgage Asset Corp.                    ANH
     Apex Mortgage Capital Inc.                      AXM
     Bando McGlockin Capital Corporation             BMCC
     Capital Alliance Income Trust                   CAA
     Capstead Mortgage Corp.                         CMO
     Chastain Capital Corp.                          CHAS
     Clarion Commercial Holdings Inc.                CLR
     CRIIMI MAE Inc.                                 CMM
     Dynex Capital Inc.                              DX
     Hanover Capital Mortgage Holdings Inc.          HCM
     Impac Commercial Holdings Inc.                  ICH
     Impac Mortgage Holdings Inc.                    IMH
     Imperial Credit Commercial Mortgage Inv. Corp.  ICMI
     IndyMac Mortgage Holdings, Inc.                 NDE
     LASER Mortgage Management Inc.                  LMM
     Novastar Financial Inc.                         NFI
     Ocwen Asset Investment Corp.                    OAC
     Redwood Trust, Inc.                             RWT
     Resource Asset Investment Trust                 RAS
     Starwood Financial Trust                        APT
     Thornburg Mortgage Asset Corp.                  TMA
     Wilshire REIT, Inc.                             WREI

                           Enclosure

September 10, 1999

Philip A. Barach
President and Chief Executive officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, CA  90017

Daniel K. Osborne
Executive Vice President and Chief Operating Officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, CA  90017

Gentlemen:

We have received your letter of September 7, 1999 regarding your proposal to acquire Impac Commercial Holdings, Inc. To enable us to analyze your proposal, please provide us with the following information:

1.  A description of the current business plan of Apex,

2. A description of the proposed business plan for Impac if Apex were to acquire control of Impac, including the use of and investment in derivatives;

3. Monthly balance sheets for Apex from inception through August 1999, showing total assets and shareholder equity, in a manner that will enable us to assess periodic effective leverage levels of the company;

4. A description of Apex's borrowings, including the average terms, whether such borrowings are secured or unsecured and whether such borrowings are committed or uncommitted;

5. A total return calculation for an Apex shareholder, assuming the shareholder: (a) purchased 100 shares of Apex stock in the initial offering (that is, on December 4, 1997) at the initial offering price ($15 per share), (b) received all dividends paid through September 7, 1999, (c) reinvested those dividends at a 5% annual rate and (d) sold the stock on September 7, 1999 at the closing price for Apex shares on September 7, 1999 (that is, $11.75 per share);

6. Your proposed composition of the board of directors of the combined company is Apex were to acquire control of Impac, and

7. Your proposal regarding the management of the combined company if Apex were to acquire control of Impac.

Finally, we note that (a) the merger agreement between AMRESCO Capital Trust and Impac provides for breakup fees and expenses of approximately $5.25 million and (b) if your proposal contemplates termination of the existing management agreement between Impac and Fortress, a termination payment to Fortress would be triggered. The management agreement was acquired by Fortress from previous management in May 1999 for $6 million and runs through 2002. Your response should address these issues.

These questions are preliminary; we may have additional inquiries as we learn more about your proposal. Upon receipt and review of all requested information, including any additional information that we may request, we will respond to your proposal in due course.

Sincerely,

/s/ Wesley R. Edens

Wesley R. Edens
Chairman of the Board and
Chief Executive Officer